SCHEDULE 13D

Amendment No. 0
TOAST INC
Class A Common Shares
Cusip # 888787108

Date of Event Which Requires Filing of This Statement;
September 24, 2021

Cusip # 888787108
Item 1:	Reporting Person - FMR LLC
Item 4:	AF
Item 6:	Delaware
Item 7:	7,039,170
Item 8:	None
Item 9:	8,099,812
Item 10:None
Item 11:8,099,812
Item 13:25.548%
Item 14:HC


Cusip # 888787108
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	8,099,812
Item 10:None
Item 11:8,099,812
Item 13:25.548%
Item 14:IN


Cusip # 888787108
Item 1:	Reporting Person - F-Prime Capital Partners Tech Fund LP
Item 4:	WC
Item 6:	United States of America
Item 7:	6,703,780
Item 8:	None
Item 9:	6,703,780
Item 10:None
Item 11:6,703,780
Item 13:21.145%
Item 14:IN

Cusip # 888787108
Item 1:  Reporting Person - Impresa Management LLC
Item 4:  AF
Item 6:  United States of America
Item 7:  6,703,780
Item 8:  None
Item 9:  6,703,780
Item 10:None
Item 11:6,703,780
Item 13:21.145%
Item 14:IN


Item 1.	Security and Issuer.

	This statement relates to the Class A Common Shares, par value
0.000001 dollar per share (the "Class A Common Shares"), of Toast Inc, a corporation organized under the laws of Delaware, which has its principal executive offices at 401 Park Drive, Suite 801
Boston, MA, 02215 (the "Company").


Item 2.	Identity and Background.

	This statement is being filed by (i) FMR LLC, a Delaware corporation ("FMR"), (ii) Abigail P. Johnson, individual,
(iii) F-Prime Capital Partners Tech Fund LP ("F-Prime") and (iv)
Impresa Management LLC (collectively, the "Reporting Persons").

The business address and principal place of business of the Reporting Persons is (i) 245 Summer Street, Boston, Massachusetts 02210, and (ii) 255 State Street, Boston, Massachusetts 02109.

FMR makes this filing to reflect the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange
Commission Release No. 34-39538 (January 12, 1998).

FMR is a diversified financial services company which provides investment advisory and management services to the Fidelity Investments mutual funds and to collective investment trusts, private funds and other client accounts.

The name and present principal occupation or employment and citizenship of each of the directors and executive officers of FMR are set forth on Schedule A, attached hereto and incorporated herein by reference.

With the exception of Abigail P. Johnson, each of the executive officers and directors named on Schedule A disclaims beneficial ownership of any of the Class A Shares that are the subject of this Schedule 13D.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The
Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

Neither FMR nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company LLC ("FMR Co. LLC"), a wholly owned subsidiary of FMR, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

F-Prime is a private fund which invests in technology portfolio companies that is managed by Impresa Management LLC, the managing member of the general partner and its investment manager. Both entities are organized under the laws of Delaware.

Within the past five years, none of the persons named in this
Item 2 or listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

	The source of funds used to acquire the Class A Common Shares is the cash held by the various accounts and funds over which the Reporting Persons have investment discretion. This item hereby incorporates by reference the description of F-Prime's acquisition of common and convertible shares of the issuer and the descriptions of the acquisitions of Class A Common Shares, each of which is set forth in Item 5. The F-Prime Tech Fund's common and preferred shares converted into Class B Common Shares upon the closing of the initial public offering of the issuer on September 24, 2021. The Class B Common Shares are convertible at the option of the holder into Class A Common Shares, and F-Prime is therefore considered to be the beneficial owner of the Class A Common Shares for purposes of reporting on this Schedule.


Item 4.	Purpose of Transaction.

	The purpose of the acquisition of securities of the issuer is to generate investment returns. The Reporting Persons have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4.

Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Persons may increase or decrease their equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.


Item 5.	Interest in Securities of Issuer.

	FMR beneficially owns 1,396,032 shares Class A Common Stock, which is held by investment companies, funds, collective investment trusts and other client accounts that are advised by investment advisers which are subsidiaries of FMR. This amount is 5.584% of the Class A Common Stock outstanding as of closing of the issuer's public offering on September 24, 2021, as reported in the Company's current report on Form 8-K filed with theSEC on September 27, 2021.

F-Prime and Impresa Management LLC are deemed to beneficially own 21.145%
of the Class A Common Stock as a result of the direct ownership of 6,703,780 shares of Class B Common Stock of Toast Inc., which converts to Class B Common Stock at the election of the holder at an exchange rate of 1:1. This percentage is based on 31,703,780 shares of Class A Common Stock outstanding, which is the sum of (i) 25,000,000 shares of Class A Common Stock outstanding as of closing of the issuer's public offering on September 24, 2021, as reported in the Company's current report on Form 8-K filed with the SEC on September 27, 2021 and (ii) the 6,703,780 shares of Class A Common Stock that F-Prime and
Impresa Management LLC have the right to acquire upon conversion of Class B common Stock, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 6,703,780 shares of Class A Common Stock reported as being beneficially owned by F-Prime and Impresa Management LLC would represent 1.333% of the outstanding Class A Common Stock.

The responses to Items 7 and 9 on the cover page are hereby incorporated by reference.

Schedule C is hereby incorporated by reference.


Item 6.	Contract, Arrangements, Understandings or Relationships With Respect
        to Securities of the Issuer.

	In connection with the Company's convertible preferred stock financings prior to the Company's initial public offering, F-Prime entered into an investors' rights agreement with the Company and certain holders of the Company's capital stock that granted registration rights and information rights, among other matters to F-Prime. The investors' rights agreement terminated upon the closing of the Company's initial public offering, except for the registration rights granted therein.

In connection with the Company's initial public offering, F-Prime signed a lock-up agreement in which it agreed not to sell, transfer, or otherwise dispose of the Company's capital stock until 180 days after the date of the initial public offering, subject to certain exceptions, without the prior written consent of the underwriters. In certain circumstances the restricted period may be less than 180 days for certain shares of the Company's capital stock held by F-Prime.


Item 7.	Material to be Filed as Exhibits.

	Exhibit A - Investors Rights Agreement (1)
	Exhibit B - Form of Lock-Up Agreement (2)

(1)Incorporated by reference as Exhibit 4.2 to the Company's Form S-1 filed with the SEC on August 27, 2021.

(2)Incorporated by reference as part of the Underwriting Agreement filed as
Exhibit 1.1 to the Company's Form S-1 filed with the SEC on August 27, 2021.


SCHEDULE A

The name and present principal occupation or employment of each executive officer and director of FMR LLC are set forth below. The business address of each person is 245 Summer Street, Boston, Massachusetts 02210, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.



                            POSITION WITH          PRINCIPAL
NAME                        FMR LLC		   OCCUPATION


Abigail P. Johnson          CEO, Director, &       CEO, Director, & Chairman
                            Chairman of the        of the Board, FMR LLC
		            Board

Edward C. Johnson, IV	    Director		   Director, FMR LLC &
						   President of Pembroke
						   Real Estate

Gerard McGraw		    Director		   Director, FMR LLC &
						   Executive Vice President

Jonathan Chiel		    Executive Vice 	   Executive Vice President,
			    President, & 	   & General Counsel
			    General Counsel

James C. Curvey		    Director & Vice 	   Director, FMR LLC &
			    Chairman		   Vice Chairman

John J. Remondi	            Director & Executive   Director, FMR LLC &
			    Vice President	   Executive Vice President

Michael E. Wilens	    Director 	  	   Director, FMR LLC

Margaret Serravalli	    Chief Financial        Chief Financial
			    Officer		   Officer

Kevin Barry		    Executive Officer	   Executive Officer,
						   FMR LLC & President

Ronald DePoalo		    Executive Officer	   Executive Officer,
						   FMR LLC & Head of Fund
						   & Brokerage Operations

Michael Durbin 		    Executive Officer	   Executive Officer,
						   FMR LLC & Head of Fidelity
						   Institutional

Bart Grenier 		    Executive Officer	   Executive Officer,
						   FMR LLC & Head of Asset
						   Management

James Macdonald 	    Executive Officer	   Executive Officer,
						   FMR LLC

Kathleen Murphy		    Executive Officer	   Executive Officer,
						   FMR LLC & Head of
						   Personal Investing

Roger Stiles 		    Executive Officer 	   Executive Officer,
						   FMR LLC, Head of Technology
						   & Global Services


The name and present principal occupation or employment of each executive officer and director of Impresa Management LLC are set forth below.
The business address of each person is 255 State Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.

                          POSITION WITH          PRINCIPAL
NAME                      IMPRESA MANAGEMENT 	 OCCUPATION
			  LLC

Abigail P. Johnson	  Director		 Director, Impresa Management
						 LLC & CEO

Edward C. Johnson, IV     Director		 Director, Impresa Management
						 LLC & President of Pembroke
						 Real Estate

Lane MacDonald 		  Director & 		 Director, Impresa Management
			  Executive Officer	 LLC, President & CIO

Gerard McGraw 		  Director 		 Director, Impresa Management
						 LLC & Executive Vice President

John J. Remondi           Director		 Director, Impresa Management
						 LLC & Executive Vice
						 President

Steven F. Schiffman 	  Executive Officer	 Executive Officer, Impresa
			     			 Management LLC & Chief Financial
			                         Officer

Steve Knight 		  Executive Officer	 Executive Officer, Impresa
			   			 Management LLC & Investment
						 Professional


SCHEDULE C

During the past 60 days, the following transactions occurred in the Class A Common Shares for cash in the open market as set forth below.

		Number of Shares	Price Per
Date		Purchased/(Sold)	Share

9/22/2021	 1,875,000 		$40.00
9/22/2021	  (23,415)		$63.00
9/22/2021	  (30,564)		$61.84
9/22/2021	  (53,036)		$61.66
9/22/2021	 (152,000)		$60.49
9/22/2021	  (77,200)		$61.47
9/22/2021	  (24,400)		$63.39
9/22/2021	  (33,700)		$64.42
9/23/2021	  (13,100)		$59.92
9/23/2021	  (10,600)		$60.92
9/23/2021	   (9,100)		$60.34
9/24/2021	  (32,300)		$55.75
9/29/2021	   (4,700)		$51.52
9/30/2021	  (17,915)		$51.29
10/1/2021	      (30)		$50.57
10/4/2021	     2,162 		$51.74
10/4/2021	       930              $51.60
_______________________
*all transactions above were effected on behalf of mutual funds, collective investment trusts, and other client accounts advised by subsidiaries of FMR LLC.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on October 5, 2021, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Class A Common Shares of Toast Inc at October 4, 2021.

FMR LLC

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 30, 2018, by and on behalf of Abigail P. Johnson*

F-Prime Capital Partners Tech Fund LP

By F-Prime Capital Partners Tech Advisors Fund LP, its General Partner
By Impresa Holdings LLC, its General Partner
By Impresa Management LLC, its Managing Member
By /s/ Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of Impresa Management LLC**

Impresa Management LLC

By /s/ Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018 by and on behalf of Impresa Management LLC**


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.

**This power of attorney is incorporated herein by reference to Exhibit 24 to this Schedule 13D filed by FMR LLC on October 5, 2021.